EXHIBIT 99.1

Acquisition of Own Shares

Mechelen, Belgium; 25 August 2026, 22.01 CET; regulated information

Within the framework of the repurchase program announced on June 9, 2026, Lakefront Biotherapeutics NV (Euronext & NASDAQ: LKFT) ("Lakefront") announces that between August 17, 2026 and August 21, 2026, it has repurchased 117,471 Lakefront shares via a discretionary mandate to an independent financial intermediary, as follows:

Date of purchase	Market/MTF	Number of shares	Average price paid (€)	Total (€)	Lowest price paid (€)	Highest price paid (€)
17/08/2026	XAMS	16,158	23.97	387,350.89	23.84	24.20
17/08/2026	CEUX	2,196	23.98	52,664.03	23.90	24.18
17/08/2026	TQEX	611	24.07	14,706.59	23.94	24.20
17/08/2026	AQEU	1,008	24.04	24,227.68	23.94	24.04
18/08/2026	XAMS	23,094	23.82	550,184.53	23.66	24.00
18/08/2026	CEUX	2,137	23.79	50,833.25	23.66	23.94
18/08/2026	TQEX	737	23.87	17,593.07	23.70	23.90
18/08/2026	AQEU	562	23.82	13,389.14	23.72	23.86
19/08/2026	XAMS	16,677	24.83	414,059.89	24.16	25.70
19/08/2026	CEUX	1,953	24.67	48,186.37	24.36	25.52
19/08/2026	TQEX	1,329	24.52	32,583.23	24.36	24.66
19/08/2026	AQEU	224	24.59	5,507.89	24.40	24.60
20/08/2026	XAMS	24,144	24.92	601,772.30	24.36	25.68
20/08/2026	CEUX	2,709	25.29	68,501.13	25.10	25.70
20/08/2026	TQEX	962	24.89	23,940.04	24.44	25.14
20/08/2026	AQEU	1,209	25.25	30,521.69	25.10	25.42
21/08/2026	XAMS	14,694	24.38	358,210.33	24.14	25.00
21/08/2026	CEUX	5,347	24.31	130,010.17	24.18	24.84
21/08/2026	TQEX	381	24.57	9,360.83	24.24	24.90
21/08/2026	AQEU	1,339	24.22	32,432.05	24.22	24.24
Total		117,471	24.40	2,866,035.10	23.66	25.70

As of market close on 21 August 2026, Lakefront holds 1,033,528 of its own ordinary shares.

About Lakefront Biotherapeutics
Lakefront Biotherapeutics (formerly known as Galapagos) is a biotechnology company dedicated to building a differentiated pipeline of medicines for patients with serious diseases in areas of high unmet need. The Company has established a clinical-stage portfolio in immunology and inflammation, anchored by gamgertamig, a potential first-in-class and best-in-class BCMAxCD3 T-cell engager for autoimmune diseases. Backed by deep deal-making expertise, operational flexibility, and a strong capital position, Lakefront identifies, acquires, and advances high-quality assets with clear potential to deliver meaningful patient impact and long-term shareholder value. For more information, visit https://www.lakefrontbio.com or follow us on LinkedIn or X.

For further information, contact Lakefront Biotherapeutics:
Investor Relations
Sherri Spear
+1 412 522 6418
sherri.spear@lakefrontbio.com

Forward-looking statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “explore,” and “further,” as well as similar expressions. These statements include, but are not limited to, statements regarding Lakefront’s plans to repurchase its ordinary shares. Lakefront cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance, or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which Lakefront operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, those risks and uncertainties that can be found in our filings and reports with the Securities and Exchange Commission (“SEC”), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.